UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               Parkervision, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    701354102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 25, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this
          Schedule is filed:

|X|      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page (except any items to which this form provides a cross reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                        (Continued on following page(s))

CUSIP No. 701354102        SCHEDULE 13G

========= ======================================================================
1         Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          ----------------------------------------------------------------------

          Banca del Gottardo
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group*

          (a) [ ] (b) | |
--------- ----------------------------------------------------------------------
3         SEC Use Only
--------- ----------------------------------------------------------------------
4         Citizenship or Place of Organization
          Switzerland
-------------------- ----- -----------------------------------------------------
     Number of       5     Sole Voting Power          0
      Shares         ----- -----------------------------------------------------
   Beneficially      6     Shared Voting Power        3,009,555 (1)(2)
     Owned By        ----- -----------------------------------------------------
       Each          7     Sole Dispositive Power     0
     Reporting       ----- -----------------------------------------------------
      Person         8     Shared Dispositive Power   3,146,250 (1)(2)
       With
--------- ----------------------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                3,146,250 (1)(2)

--------- ----------------------------------------------------------------------
10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]
--------- ----------------------------------------------------------------------
11        Percent of Class Represented by Amount in Row (9)            22.5% (3)

--------- ----------------------------------------------------------------------
12        Type of Reporting Person*                                       BK (4)
========= ======================================================================

* SEE INSTRUCTIONS

----------

     (1) 1,225,000 of these shares are held through the Reporting Person's subsidiary, Gotthardfin Ltd., thereby resulting in shared voting and dispositive power. The balance of the the shares are held for the benefit of third parties or in customer or fiduciary accounts in the ordinary course of the Reporting Person's business.

     (2) As of December 31, 2002.

     (3)  Calculated  on  the  basis  of  13,987,529   shares  of  Common  Stock
outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002 (filed on November 14, 2002).

     (4) The Reporting Persons have received relief from the SEC to file as a "Qualified Institutional Investor."

CUSIP No. 701354102        SCHEDULE 13G

========= ======================================================================
1         Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          ----------------------------------------------------------------------

          Gotthardfin Ltd.
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group*

          (a) [ ] (b) | |
--------- ----------------------------------------------------------------------
3         SEC Use Only
--------- ----------------------------------------------------------------------
4         Citizenship or Place of Organization
          Bahamas
-------------------- ----- -----------------------------------------------------
     Number of       5     Sole Voting Power          0
      Shares         ----- -----------------------------------------------------
   Beneficially      6     Shared Voting Power        1,225,000 (1)
     Owned By        ----- -----------------------------------------------------
       Each          7     Sole Dispositive Power     0
     Reporting       ----- -----------------------------------------------------
      Person         8     Shared Dispositive Power   1,225,000 (1)
       With
--------- ----------------------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   1,225,000 (1)

--------- ----------------------------------------------------------------------
10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]
--------- ----------------------------------------------------------------------
11        Percent of Class Represented by Amount in Row (9)             8.8% (2)

--------- ----------------------------------------------------------------------
12        Type of Reporting Person*                                       BK (3)
========= ======================================================================

* SEE INSTRUCTIONS



     (1) As of December 31, 2002. The Reporting Person is a subsidiary of Banca del Gottardo, thereby resulting in the shared voting and dispositive power.

     (2)  Calculated  on  the  basis  of  13,987,529   shares  of  Common  Stock
outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002 (filed on November 14, 2002).

     (3) The Reporting Persons have received relief from the SEC to file as a "Qualified Institutional Investor."

Item 1(a).     Name of Issuer:

               Parkervision, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               8493 Baymeadows Way
               Jacksonville, Florida 32256

Item 2(a).     Name of Person Filing:

               Banca del Gottardo
               Gotthardfin Ltd.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               Banca del Gottardo
               Viale S. Franscini 8
               CH-6901 Lugano, Switzerland

               Gotthardfin Ltd.
               Goldman's Bay Corporate Centre
               P.O. Box CB 10976
               Wet Bay Street & Sea View Drive
               Nassau, Bahamas

Item 2(c).     Citizenship:  See Item 4 of Cover Pages

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

               701354102

Item 3.

               If this statement is filed pursuant to Rules 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b)  [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [   ]   An   investment    adviser   in   accordance    with
                    ss.240.13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:  See Item 9 of Cover Pages

               (b)  Percent of Class:           See Item 11 of Cover Pages

               (c)  Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote

                                                See Item 5 of Cover Pages

                    (ii) Shared power to vote or to direct the vote

                                                See Item 6 of Cover Pages

                    (iii)Sole power to vote or to direct the vote

                                                See Item 7 of Cover Pages

                    (iv) Shared power to dispose or to direct the disposition of

                                                See Item 8 of Cover Pages

Item 5.        Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Under accounts managed on a discretionary basis by Banca del Gottardo, various persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer. No such interest relates to more than 5% of the outstanding common stock of the Issuer.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on By the Parent  Holding
               Company:

               See Note 1 of the Cover Pages.

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10(a). The following certification shall be included if the statement is filed pursuant to ss.240.13d-l(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Item 10(b). The following certification shall be included if the statement is filed pursuant to ss.240.13d-l(c):

               Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2003

                                  BANCA DEL GOTTARDO



                                  By:  /s/ Luca Soncini
                                       -----------------------------------------
                                       Name:   Luca Soncini
                                       Title:  Member of the Executive Board


                                  By:  /s/ Anna Maestrini
                                       -----------------------------------------
                                       Name:   Anna Maestrini
                                       Title:  Officer

                                  GOTTHARDFIN LTD.



                                  By:  /s/ Thomas Mueller
                                       -----------------------------------------
                                       Name:   Thomas Mueller
                                       Title:  Chief Executive Officer


                                  By:  /s/ Gabriele Zanetti
                                       -----------------------------------------
                                       Name:   Gabriele Zanetti
                                       Title:  Officer

                             JOINT FILING AGREEMENT
                        PURSUANT TO RULE 13d-1(k)(1)(iii)

     The  undersigned  acknowledge  and agree that the  foregoing  Statement  on
Schedule 13G with respect to the Common Stock of Parkervision, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: January 24, 2003

                                  BANCA DEL GOTTARDO



                                  By:  /s/ Luca Soncini
                                       -----------------------------------------
                                       Name:   Luca Soncini
                                       Title:  Member of the Executive Board


                                  By:  /s/ Anna Maestrini
                                       -----------------------------------------
                                       Name:   Anna Maestrini
                                       Title:  Officer

                                  GOTTHARDFIN LTD.



                                  By:  /s/ Thomas Mueller
                                       -----------------------------------------
                                       Name:   Thomas Mueller
                                       Title:  Chief Executive Officer


                                  By:  /s/ Gabriele Zanetti
                                       -----------------------------------------
                                       Name:   Gabriele Zanetti
                                       Title:  Officer